CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. REDACTED INFORMATION IS INDICATED BY [****].

PURCHASE AND SALE AGREEMENT

[****]

BETWEEN

[****]

AND

CTO Realty Growth, Inc.,

a Maryland corporation

AS PURCHASER

Dated:
May 3, 2021 (the “Effective Date”)

TABLE OF CONTENTS

1.The PropertY2

1.1Description2

1.2“AsIs” Purchase3

1.3Agreement to Convey4

2.Price and Payment4

2.1Purchase Price4

2.2Payment4

2.3Closing5

3.Inspections and Approvals5

3.1Inspections5

3.2Title and Survey7

3.3Contracts8

3.4Permitted Encumbrances8

3.5Purchaser’s Right to Terminate9

3.6Delivery of Title Policy at Closing9

4.SELLER’S COVENANTS FOR PERIOD Prior to Closing9

4.1Insurance9

4.2Operation10

4.3New Contracts10

4.4New Leases10

4.5Tenant Estoppel Certificates10

5.Representations and Warranties10

5.1By Seller11

5.2By Purchaser13

5.3Mutual13

6.Costs and Prorations10

6.1Purchaser’s Costs10

6.2Seller’s Costs11

6.3Prorations11

6.4Taxes12

6.5In General12

6.6Purpose and Intent12

7.Damage, Destruction or Condemnation13

7.1Material Event13

7.2Immaterial Event13

7.3Termination and Return of Deposit13

8.Notices13

9.Closing and Escrow14

9.1Escrow Instructions14

9.2Seller’s Deliveries14

9.3Purchaser’s Deliveries15

9.4Possession15

9.5Insurance15

9.6PostClosing Collections15

10.Default; Failure of Condition15

10.1Purchaser Default15

10.2Seller Default20

10.3Failure of Condition15

11.Miscellaneous16

11.1Entire Agreement16

11.2Severability; Construction16

11.3Applicable Law; Venue16

11.4Assignability17

11.5Successors Bound17

11.6Breach17

11.7No Public Disclosure17

11.8Captions17

11.9Attorneys’ Fees17

11.10No Partnership17

11.11Time of Essence18

11.12Counterparts18

11.13Recordation18

11.14Proper Execution18

11.15Tax Protest18

11.16Survival and Limitation of Representations and Warranties; Seller’s Knowledge18

11.17No Processing18

11.18Calculation of Time Periods18

11.19Section 1031 Exchange18

11.20Limitation of Liability19

11.21Jury Waiver19

11.22Prohibited Persons and Transactions19

11.23Merger Provision19

11.24Cessation of Marketing Activities20

11.25Seller Indemnity20

LIST OF EXHIBITS

Exhibit 1.1.1Legal Description

Exhibit 1.1.6List of Leases

Exhibit 3.3Schedule of Service Contracts

Exhibit 4.5Form of Tenant Estoppel Certificate

Exhibit 5.1Exceptions to Representations

Exhibit 6.3Leasing Costs

Exhibit 9.2.1Form of Special Warranty Deed

Exhibit 9.2.2Form of Bill of Sale and Assignment and Assumption Agreement

Exhibit 9.2.6Form of FIRPTA Affidavit

Exhibit 9.2.7Form of Tenant Notice Letter

LIST OF DEFINED TERMS

PURCHASER:	CTO Realty Growth, Inc, a Maryland corporation
SELLER:	[****]
PURCHASE PRICE:	$72,500,000.00
INITIAL DEPOSIT:	$500,000.00
ADDITIONAL DEPOSIT:	$500,000.00
[****]	[****]
[****]	[****]
[****]	[****]
[****]	[****]
[****]	[****]
[****]	[****]
[****]	[****]

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of the Effective Date, is made by and between Seller and Purchaser.

A G R E E M E N T S:

NOW, THEREFORE, in consideration of the covenants, promises and undertakings set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

1.The PropertY
1.1Description.  Subject to the terms and conditions of this Agreement, and for the consideration herein set forth, Seller agrees to sell and transfer, respectively, and Purchaser agrees to purchase and acquire, all of Seller’s assignable and transferable right, title, and interest in and to the following (collectively, the “Property”):
1.1.1Certain land (the “Land”) more specifically described in Exhibit 1.1.1 attached hereto;
1.1.2The buildings, parking areas, improvements, and fixtures now situated on the Land (the “Improvements”);
1.1.3All furniture, personal property, machinery, apparatus, and equipment owned by Seller and currently used in the operation, repair and maintenance of the Land and Improvements and situated thereon (collectively, the “Personal Property”). The Personal Property to be conveyed is subject to depletions, replacements and additions in the ordinary course of Seller’s business;
1.1.4All easements, hereditaments, and appurtenances belonging to or inuring to the benefit of Seller and pertaining to the Land, if any;
1.1.5Any street or road abutting the Land to the center lines thereof;
1.1.6The leases or occupancy agreements, including those in effect on the Effective Date and any new leases entered into pursuant to Section 4.4, which as of the Closing (as hereinafter defined) affect all or any portion of the Land or Improvements (the “Leases”), and any security deposits actually held by Seller with respect to any such Leases;
1.1.7Subject to Section 3.3, any of the Service Contracts (as defined in Section 3.3) which extend beyond midnight of the day preceding the Closing Date (as hereinafter defined); and
1.1.8The common name of the Property.

1.2“As-Is” Purchase.  The Property is being sold in an “AS IS, WHERE IS” condition and “WITH ALL FAULTS” as of the Effective Date and of Closing.  Except as expressly set forth in this Agreement, the Deed, or any other document to be delivered at Closing, no representations or warranties have been made or are made and no responsibility has been or is assumed by Seller or by any partner, officer, person, firm, agent, attorney or representative acting or purporting to act on behalf of Seller as to (i) the condition or state of repair of the Property; (ii) the compliance or non-compliance of the Property with any applicable laws, regulations or ordinances (including, without limitation, any applicable zoning, building or development codes); (iii) the value, expense of operation, or income potential of the Property; (iv) any other fact or condition which has or might affect the Property or the condition, state of repair, compliance, value, expense of operation or income potential of the Property or any portion thereof; (v) whether the Property contains asbestos or harmful or toxic substances or pertaining to the extent, location or nature of same; (vi) any energy star rating, LEED Certification, or similar state, federal, local, or private rating or certification; or (vii) any other matter related in any way to the Property.  The parties agree that all understandings and agreements heretofore made between them or their respective agents or representatives are merged in this Agreement and the Exhibits hereto annexed, which alone fully and completely express their agreement, and that this Agreement has been entered into after full investigation, or with the parties satisfied with the opportunity afforded for full investigation, neither party relying upon any statement or representation by the other unless such statement or representation is specifically embodied in this Agreement or the Exhibits annexed hereto.

Except to the extent of a breach of the representations and warranties set forth in this Agreement, the Deed, or any other document to be delivered at Closing, Purchaser waives its right to recover from, and forever releases and discharges Seller, Seller’s affiliates, Seller’s investment advisor and manager, the partners, trustees, shareholders, directors, officers, attorneys, employees and agents of each of them, and their respective heirs, successors, personal representatives and assigns (collectively, the “Releasees”) from any and all demands, claims (including, without limitation, causes of action in tort), legal or administrative proceedings, losses, liabilities, damages, penalties, fines, liens, judgments, costs or expenses whatsoever (including, without limitation, attorneys’ fees and costs), whether direct or indirect, known or unknown, foreseen or unforeseen (collectively, “Claims”), that may arise on account of or in any way be connected with the Property, the physical condition thereof, or any law or regulation applicable thereto (including, without limitation, claims under the Clean Air Act (42 U.S.C. 7401, et seq.)), as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601, et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901, et seq.), as amended, the Clean Water Act (33 U.S.C. Section 1251, et seq.), as amended, the Safe Drinking Water Act (49 U.S.C. Section 1801, et seq.), as amended, the Hazardous Materials Transportation Act (49 U.S.C. Section 1801, et seq.), as amended, and the Toxic Substances Control Act (15 U.S.C. Section 2601, et seq.).  Without limiting the foregoing but except to the extent of a breach of the representations and warranties set forth in this Agreement, the Deed, or any other document to be delivered at Closing, Purchaser, upon closing, shall be deemed to have waived, relinquished and released Seller and all other Releasees from any and all Claims, matters arising out of latent or patent defects or physical conditions, violations of applicable laws (including, without limitation, any environmental laws) and any and all other acts, omissions, events, circumstances or matters affecting the Property.  As part of the provisions of this Section 1.2, but not as a limitation thereon, Purchaser hereby agrees, represents and warrants that the matters released herein are not limited to matters which are known or disclosed, and, except to the extent of a breach of the representations and warranties set forth in this Agreement, the Deed, or any other document to be delivered at Closing, Purchaser hereby waives any and all rights and benefits which it now has, or in the future may have conferred upon it, by virtue of the provisions of federal, state or local law, rules and regulations.  Except to the extent of a breach of the representations and warranties set forth in this Agreement, the Deed, or any other document to be delivered at Closing, Purchaser agrees that should any cleanup, remediation or removal of hazardous substances or other environmental conditions on or about the Property be required after the date of Closing, Purchaser shall have no claim against Seller for such clean-up, removal or remediation.

TO THE EXTENT NOW OR HEREAFTER APPLICABLE, EACH PARTY HEREBY WAIVES ITS RIGHTS, IF ANY, UNDER THE DECEPTIVE TRADE PRACTICES – CONSUMER PROTECTION ACT, SECTION 17.41 ET SEQ., TEXAS BUSINESS & COMMERCE CODE, A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS.  AFTER CONSULTATION WITH AN ATTORNEY OF ITS OWN SELECTION, EACH PARTY VOLUNTARILY CONSENTS TO THIS WAIVER.

This Section 1.2 shall survive any termination of this Agreement and the Closing.

1.3Agreement to Convey.  Seller agrees to convey, and Purchaser agrees to accept, title to the Land and Improvements by Special Warranty Deed (the “Deed”) and title to the Personal Property, by Bill of Sale, and Assignment and Assumption Agreement without warranty as to the title or the condition of such personalty.
2.Price and Payment.
2.1Purchase Price.  Purchaser agrees to pay the Purchase Price for the acquisition of the Property, subject to the terms of this Agreement.
2.2Payment.  Payment of the Purchase Price is to be made in cash as follows:
2.2.1Within two (2) business days of the execution of this Agreement, Purchaser shall deliver the Initial Deposit, as an earnest money deposit with the Title Company. In addition, if this Agreement is not timely terminated by Purchaser in accordance with the terms of Section 3.5 hereof, Purchaser shall deliver the Additional Deposit, as an additional earnest money deposit, with the Title Company on or before the Approval Date.  The Initial Deposit and, if deposited, the Additional Deposit are hereinafter collectively referred to in this Agreement as the “Deposit”.
2.2.2The Deposit will be placed with and held in escrow by the Title Company, in immediately available funds in a non-interest-bearing account at a mutually acceptable banking institution.  Any interest earned by the Deposit shall be considered as part of the Deposit.  Except as otherwise provided in this Agreement, the Deposit will be applied to the Purchase Price at Closing.
2.2.3Prior to or contemporaneous with the execution hereof by Purchaser and Seller, Purchaser has paid to Seller $100.00 (the “Independent Contract Consideration”), which amount Seller and Purchaser bargained for and agreed to as consideration for Seller’s execution and delivery of this Agreement.  The Independent Contract Consideration is non-refundable and in addition to any other payment or deposit required by this Agreement, and Seller shall retain the Independent Contract Consideration notwithstanding any other provision of this Agreement to the contrary.
2.2.4At Closing, Purchaser shall pay Seller the balance of the Purchase Price, subject to adjustment for the prorations as provided herein, to the Title Company for disbursement to Seller via wire transfer in immediately available funds.
2.3Closing.  Payment of the Purchase Price and the closing hereunder (the “Closing”) will take place pursuant to an escrow closing on or before the Closing Date, provided Purchaser does not terminate this Agreement prior to such date.  The Closing will take place at the offices of the Title Company (through escrow) at 10:00 a.m. local Dallas time or at such other time and place as may be agreed upon in writing by Seller and Purchaser.  Closing shall occur through an escrow with the Title Company.  Funds shall be deposited into and held by the Title Company in a closing escrow account with a bank satisfactory to Purchaser and Seller.  Upon satisfaction or completion of all closing conditions and deliveries, the parties shall direct the Title Company to immediately record and deliver the closing documents to the appropriate parties and make disbursements according to the closing statements executed by Seller and Purchaser.
3.Inspections and Approvals. Seller and Purchaser hereby agree that the Access Agreement dated [****] and between Seller and Purchaser, is hereby terminated (other than those provisions which expressly survive termination of the Access Agreement) and is superseded by this Agreement, including, without limitation, the following provisions.
3.1Inspections.
3.1.1Commencing on the Effective Date through the Closing Date, Seller agrees to allow Purchaser and Purchaser’s engineers, architects, contractors, employees, agents and representatives (collectively, “Purchaser’s Agents”) reasonable access, during normal business hours, to the Property and to the records, if any, maintained for Seller by the Property Manager during normal business hours.  Such access shall be solely for the purposes of (i) reviewing Leases and contracts and any records relating thereto; (ii) reviewing records relating to operating expenses; and (iii) inspecting the physical condition of the Property and conducting non-intrusive physical or environmental inspections of the Property.  Purchaser shall not conduct or allow any testing or air samples at the Property or any physically intrusive testing of, on or under the Property without first obtaining Seller’s written consent as to the timing and scope of work to be performed and entering into an access agreement in form and substance satisfactory to Seller.
3.1.2[****].
3.1.3Purchaser agrees that in exercising its right of access hereunder, Purchaser will use and will cause Purchaser’s Agents to use their best efforts not to interfere with the activity of tenants or any persons occupying or providing service at the Property.  [****] on behalf of Seller, written notice of its intention to conduct any inspections so that Seller shall have an opportunity to have a representative present during any such inspection; provided, however, with respect to any such on-site inspection the failure of Seller to be present shall not inhibit any such inspection by Purchaser so long as Seller was first provided the required notice. Notwithstanding anything herein to the contrary, Seller expressly reserves the right to have such a representative present during any tenant interviews. Purchaser agrees to cooperate with any reasonable request by Seller in connection with the timing of any inspection and tenant interviews.  Purchaser agrees (which agreement shall survive Closing or termination of this Agreement) to provide Seller with a copy of any and all information, materials and data that Purchaser and/or Purchaser’s Agents discover, obtain or generate in connection with or resulting from its inspection of the Property and work under Section 3.1 hereof, including, but not limited to, any written work product pertaining to those items set forth in Section 3.1.4(a) below.
3.1.4Unless Seller specifically and expressly otherwise agrees in writing, Purchaser agrees that (a) the results of all inspections, analyses, studies and similar reports relating to the Property prepared by or for Purchaser utilizing any information acquired in whole or in part through the exercise of Purchaser’s inspection rights; and (b) all information (the “Proprietary Information”) regarding the Property of whatsoever nature made available to Purchaser by Seller or Seller’s agents or representatives is confidential and shall not be disclosed to any other person except those assisting Purchaser with the transaction, or Purchaser’s lender, if any, and then only upon Purchaser making such persons aware of the confidentiality restriction (in which event Purchaser shall be responsible for such person’s breach of such confidentiality restrictions, as if such breach were committed by Purchaser).  Purchaser agrees not to use or allow to be used any such information for any purpose other than to determine whether to proceed with the contemplated purchase, or if Closing is consummated, in connection with the operation of the Property post-Closing.  Further, if the purchase and sale contemplated hereby fails to close for any reason whatsoever, Purchaser agrees to return to Seller, or cause to be returned to Seller, all Proprietary Information.  Notwithstanding any other term of this Agreement, the provisions of this Section 3.1.4 shall survive Closing or the termination of this Agreement.
3.1.5Purchaser shall, at its sole cost and expense, promptly restore any physical damage or alteration of the physical condition of the Property which results from any inspections conducted by or on behalf of Purchaser.  All inspections shall be conducted at Purchaser’s sole cost and expense and in strict accordance with all requirements of applicable law.
3.1.6Except as specifically set forth herein, Seller makes no representations or warranties as to the truth, accuracy, completeness, methodology of preparation or otherwise concerning any engineering or environmental reports or any other materials, data or other information supplied to Purchaser in connection with Purchaser’s inspection of the Property (e.g., that such materials are complete, accurate or the final version thereof, or that such materials are all of such materials as are in Seller’s possession).  It is the parties’ express understanding and agreement that any materials which Purchaser is allowed to review are provided only for Purchaser’s convenience in making its own examination and determination prior to the Approval Date as to whether it wishes to purchase the Property, and, in doing so, Purchaser shall rely exclusively on its own independent investigation and evaluation of every aspect of the Property and not on any materials supplied by Seller.  Purchaser expressly disclaims any intent to rely on any such materials provided to it by Seller in connection with its inspection and agrees that it shall rely solely on its own independently developed or verified information.
3.1.7PURCHASER AGREES (WHICH AGREEMENT SHALL SURVIVE CLOSING OR TERMINATION OF THIS AGREEMENT) TO INDEMNIFY, DEFEND, AND

HOLD [****] AND THE PROPERTY MANAGER FREE AND HARMLESS FROM ANY LOSS, INJURY, DAMAGE, CLAIM, LIEN, COST OR EXPENSE, INCLUDING ATTORNEYS’ FEES AND COSTS, ARISING OUT OF A BREACH OF THE FOREGOING AGREEMENTS BY PURCHASER IN CONNECTION WITH THE INSPECTION OF THE PROPERTY, OR OTHERWISE FROM THE EXERCISE BY PURCHASER OR PURCHASER’S AGENTS OF THE RIGHT OF ACCESS ON THE PROPERTY (COLLECTIVELY, “PURCHASER’S INDEMNITY OBLIGATIONS”) BUT EXCLUDING THEREFROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER OR THE MERE DISCOVERY OF A PRE-EXISTING CONDITION, UNLESS SUCH PRE-EXISTING CONDITION IS EXACERBATED BY PURCHASER OR PURCHASER’S AGENTS.  THIS SECTION 3.1.7 SHALL SURVIVE CLOSING OR THE TERMINATION OF THIS AGREEMENT.  PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT IN THE EVENT THAT PRIOR TO THE EFFECTIVE DATE, PURCHASER, OR ANY OF ITS EMPLOYEES, AGENTS, CONTRACTORS, CONSULTANTS, OR OTHER REPRESENTATIVES, HAVE ENTERED ONTO THE PROPERTY TO INSPECT, TEST, SURVEY OR OTHERWISE EXAMINE THE PROPERTY, AND THE RECORDS RELATING THERETO, THE INDEMNITY SET FORTH IN THIS SECTION 3.1.7 OF THIS AGREEMENT SHALL APPLY RETROACTIVELY TO THE DATE OF SUCH INSPECTIONS, TESTING, SURVEYING, AND EXAMINATION.
3.1.8Purchaser shall keep the Property free from any liens arising out of any work performed, materials furnished or obligations incurred by or on behalf of Purchaser or Purchaser’s Agents with respect to any inspection or testing of the Property.  If any such lien at any time shall be filed, Purchaser shall cause the same to be discharged of record within ten (10) days thereafter by satisfying the same or, if Purchaser, in its discretion and in good faith determines that such lien should be contested, by recording a bond.  Failure by Purchaser to discharge such lien shall be a material breach of this Agreement.
3.1.9Purchaser understands that any financial statements and data, including, without limitation, gross rental income, operating expenses and cash flow statements, which may be made available by Seller to Purchaser, will be unaudited financial statements and data not prepared or reviewed by independent public accountants, and that Seller makes no representation as to the accuracy or completeness thereof.
3.2Title and Survey.  Prior to or contemporaneously with execution of this Agreement, Seller has caused to be delivered to Purchaser a commitment for title insurance on the Land, together with copies of all items shown as exceptions to title therein, issued by the Title Company (the “Title Commitment”), and a copy of Seller’s existing survey of the Land (the “Survey”).  Purchaser shall have until the Title Notice Date to provide written notice (the “Title Notice”) to Seller of any matters shown by the Title Commitment or Survey which are not satisfactory to Purchaser (collectively, the “Title Objections”).  In the event Seller is unable or unwilling to eliminate or modify all of the Title Objections, Seller shall so notify Purchaser in writing on or before such date that is two (2) business days before the Approval Date, and Purchaser may (as its sole and exclusive remedy) terminate this Agreement by delivering written notice thereof to Seller not later than the Approval Date. Seller shall have no obligation whatsoever to expend or agree to expend any funds, to undertake or agree to undertake any obligations or otherwise to cure or agree to cure any Title Objections, and Seller shall not be deemed to have any obligation to cure unless

Seller expressly undertakes such an obligation by a written notice to or written agreement with Purchaser given or entered into on or prior to the Closing Date and which recites that it is in response to the Title Notice.  Purchaser’s sole right with respect to any Title Objection shall be to elect on or before the Approval Date to terminate this Agreement (other than continuing obligations under Sections 3.1.4 and 3.1.7 that survive the Closing or termination of this Agreement) (herein called the “Surviving Obligations”) and to receive a refund of the Deposit. Any items other than (i) any deed of trust liens or security interests against the Property, in each case granted by Seller (and not tenants of the Property or other third parties); (ii) mechanics’ or materialmen’s liens for work performed pursuant to a contract executed by Seller (but not as a result of work undertaken by any tenant); (iii) real estate tax liens, other than liens for taxes and assessments not yet delinquent; (iv) any other monetary liens that have been voluntarily placed against the Property by Seller; and (v) judgments liens ((i) –(v) collectively, the “Mandatory Cures”) with respect to which Purchaser fails to give a Title Notice on or before the last date for so doing, or with respect to which a timely Title Notice is given but Seller fails to undertake an express obligation to cure as provided above (other than Mandatory Cures), shall be deemed to be approved by Purchaser and a “Permitted Encumbrance” as provided in Section 3.4 hereof, subject, however, to Purchaser’s termination right provided in Section 3.5 hereof. In all events, however, Seller shall be absolutely required to cure the Mandatory Cures or, in the alternative, Purchaser may elect at Closing (x) in the event Seller fails to cure the Mandatory Cures, then Purchaser shall have the right to use the necessary portion of the Purchase Price at Closing to cause the Title Company to cure the Mandatory Cures or (y) to terminate this Agreement (other than the Surviving Obligations) and to receive a refund of the Deposit.

3.3Contracts.  On or before the Approval Date, Purchaser shall notify Seller in writing if Purchaser elects not to assume at Closing any of the service, maintenance, supply or other contracts relating to the operation of the Property which are identified on Exhibit 3.3 attached hereto (collectively, the “Service Contracts”).  If Purchaser does not exercise its right to terminate this Agreement on or before the Approval Date, Seller shall give notice of termination of such disapproved contract(s).  Any termination fees associated with the termination of any of the Service Contracts terminable pursuant to this Section 3.3 shall be payable by Seller.
3.4Permitted Encumbrances.  Unless Purchaser terminates this Agreement pursuant to Sections 3.2 or 3.5 hereof following its opportunity fully to inspect the Property, the state of title thereto and all other matters relating to the Property, including its feasibility for Purchaser’s intended use and its suitability as an investment, Purchaser shall be deemed to have approved and to have agreed to purchase the Property subject to the terms and conditions in the Deed. In addition, Purchaser shall be deemed to have approved and to have agreed to purchase the Property subject to the following:
3.4.1All exceptions to title shown in the Title Commitment or matters shown on the Survey which Purchaser has approved or is deemed to have approved pursuant to Section 3.2 hereof, excluding any Mandatory Cures;
3.4.2All contracts and leases which Purchaser has approved or is deemed to have approved pursuant to Sections 3.3, 4.3 and 4.4 hereof;

3.4.3The lien of non-delinquent real and personal property taxes and assessments for the year in which the Closing occurs;
3.4.4Rights of possession of the tenants under the Leases;
3.4.5Discrepancies, conflicts in boundary lines, shortages in area, encroachments, and any state of facts which an inspection of the premises would disclose and which are not shown by the public records; and
3.4.6Rights of vendors and holders of security interests on personal property installed upon the Property by tenants and rights of tenants to remove trade fixtures at the expiration of the term of the leases of tenants.

All of the foregoing in Sections 3.4.1 through 3.4.6 are referred to herein collectively as “Permitted Encumbrances.” Notwithstanding the foregoing, the Permitted Encumbrances shall not include any mortgage or deed of trust that was granted by Seller and that encumbers the Land.

3.5Purchaser’s Right to Terminate.  If, as a result of its various investigations, Purchaser determines, in its sole discretion, not to proceed with the purchase of the Property, Purchaser shall have the right by giving Seller written notice (the “Termination Notice”) on or before the Approval Date to terminate its obligation to purchase the Property.  If the Termination Notice is timely given, Seller shall direct the Title Company to promptly return the Deposit to Purchaser and neither party shall have any further liability hereunder except for the Surviving Obligations.  If the Termination Notice is not given, Purchaser shall have no further right to terminate this Agreement except as provided under Section 10.2 hereof.
3.6Delivery of Title Policy at Closing.  As a condition to Purchaser’s obligation to close, the Title Company shall deliver to Purchaser at Closing a Texas standard form Owner’s Policy of Title Insurance (the “Title Policy”) issued by the Title Company as of the date and time of the recording of the Deed, in the amount of the Purchase Price, insuring Purchaser as owner of indefeasible fee simple title to the Property, and subject only to the Permitted Encumbrances.  Seller shall execute at Closing a Seller owner’s affidavit in form and substance acceptable to Seller and reasonably required by the Title Company to facilitate the issuance of the Title Policy with no gap in coverage (but not additional matters required for any endorsements required by Purchaser).  The Title Policy may be delivered after the Closing if at the Closing the Title Company issues a currently effective, duly-executed “marked-up” Title Commitment and irrevocably commits in writing to issue the Title Policy in the form of the “marked-up” Title Commitment promptly after the Closing Date.  Purchaser may elect to obtain additional coverage or endorsements to the Title Policy at Purchaser’s sole cost and expense but obtaining such additional coverage or endorsements shall not be a condition precedent to Purchaser’s Closing obligations under this Agreement.
4.SELLER’S COVENANTS FOR PERIOD Prior to Closing.  Until Closing, Seller or Seller’s agent shall:
4.1Insurance.  Keep the Property insured under its current or comparable policies against fire and other hazards covered by extended coverage endorsement and commercial general liability insurance against claims for bodily injury, death and property damage occurring in, on or about the Property.

4.2Operation.  Operate and maintain the Property substantially in accordance with Seller’s past practices with respect to the Property, normal wear and tear excepted.
4.3New Contracts.  Enter into only those third-party service contracts which are necessary to carry out its obligations under Section 4.2 and which shall be cancelable on thirty (30) days written notice.  If Seller enters into any such contract, it shall promptly provide written notice thereof to Purchaser and unless Purchaser, within three (3) business days thereafter, notifies Seller in writing of its intention to not assume such contract, it shall be treated as a contract approved by Purchaser under Section 3.3 hereof.
4.4New Leases.  From the Effective Date until the Approval Date, Seller may continue to execute new leases or amend, terminate or accept the surrender of any existing tenancies or approve any subleases with the prior consent of Purchaser, which consent shall not be unreasonably withheld, conditioned, or delayed. If Purchaser does not terminate this Agreement on or before the Approval Date, then during the period commencing on the Approval Date until the Closing or earlier termination of this Agreement, Seller will not execute new leases or amend, terminate or accept the surrender of any existing tenancies or approve any subleases except on terms and conditions approved by Purchaser, which approval may be given or withheld in Purchaser’s sole discretion.  Whether before or after the Approval Date, if Purchaser does not notify Seller of its approval or disapproval of the terms and conditions of a lease transaction within three (3) business days after Seller sends such terms and conditions to Purchaser, then Purchaser shall be deemed to have approved such terms and conditions and Seller may enter into a written agreement in accordance with such terms and conditions.
4.5[****].Representations and Warranties.

[****]

6.Costs and Prorations.
6.1Purchaser’s Costs.  Purchaser shall pay the following costs of closing this transaction:
6.1.1The fees and disbursements of its counsel, inspecting architect and engineer and any other consultants engaged by Purchaser, if any;
6.1.2Any and all sales or use taxes relating to the transfer of personal property to Purchaser;
6.1.3The cost of any premium charges, extended coverage or special endorsements, including, any additional premium charge(s) for endorsements and/or deletion(s) of exception items and any cancellation charge(s) imposed by any title company in the event a title insurance policy is not issued, unless caused by willful default of Seller hereunder;
6.1.4Any and all recording fees;

6.1.5One half of all escrow fees;
6.1.6Any other expense(s) incurred by Purchaser or its representative(s) in inspecting or evaluating the Property or closing this transaction; and
6.1.7All costs relating to the Survey, including, without limitation, its initial preparation and any update, recertification or changes thereto.
6.2Seller’s Costs.  Seller shall pay the following costs of closing this transaction:
6.2.1The fees and disbursements of Seller’s counsel;
6.2.2The cost of the standard coverage portion any owner’s title insurance policy in the amount of the Purchase Price;
6.2.3One half of all escrow fees;
6.2.4Any other expense(s) incurred by Seller or its representative(s) in closing this transaction; and
6.2.5[****].
6.3Prorations.  The following shall be prorated as of the Closing Date and be adjusted against the Purchase Price due at Closing:  (a) rents and any other amounts actually collected from tenants and other persons using or occupying the Property as of the Closing Date; (b) personal property taxes, installment payments of special assessment liens, sewer charges, utility charges (utility charges shall be prorated based on the last reading of meters prior to Closing performed at Seller’s request, if possible) and normally prorated operating expenses actually billed or paid as of the Closing Date; (c) amounts owed by Seller or paid under the contracts described in Section 3.3 hereof as of the Closing Date; and (d) leasing commissions, free rent, tenant improvement costs and other tenant concessions (the “Leasing Costs”) shall be, solely with respect to those Leasing Costs set forth on Exhibit 6.3 attached hereto, either paid in full by Seller or credited (in the full amount thereof) against the Purchase Price at Closing. Except as otherwise set forth on Exhibit 6.3, Purchaser shall be responsible for and pay for all Leasing Costs relating to or arising from Leases approved or deemed approved by Purchaser pursuant to Section 4.4. of this Agreement. Within 90 days after the Closing, Purchaser and Seller will make a further adjustment for such rents, taxes or charges which may have accrued or been incurred prior to the Closing Date, but not billed or paid at that date; such obligations shall survive the Closing.
6.3.1Certain of the Leases contain tenant obligations to pay for taxes, common area expenses, operating expenses and/or additional charges for any other nature relating to the Property and/or certain portions thereof (collectively, the “Charges”).  Purchaser and Seller acknowledge and agree that Charges which Seller has heretofore collected from tenants at the Property for calendar year 2021 from January 1, 2021, through and including the Closing Date (“Seller’s Reconciliation Period”), have not yet been reconciled with the tenants to the extent Seller’s recovery of such expenses from the tenants for such period exceed or was less than the actual amount of such expenses for such period (the “Tenant Reconciliation”).  In connection with the Tenant Reconciliation, the parties agree that (a)  within a reasonable time after Closing,

Seller shall deliver to Purchaser the data reasonably supporting the Charges Seller collected from the tenants during Seller’s Reconciliation Period and the amount of Charges actually paid by Seller during Seller’s Reconciliation Period, and (b) on or before March 31, 2022, Purchaser shall be responsible for preparing the final Tenant Reconciliation (subject to Seller’s approval with respect to Seller’s Reconciliation Period) strictly in accordance with the terms and conditions of the applicable Leases and, to the extent applicable, either reimbursing or billing tenants accordingly.  If the Tenant Reconciliation for Seller’s Reconciliation Period shows that amounts collected during Seller’s Reconciliation Period were more than the amount of charges actually paid by Seller during Seller’s Reconciliation Period, then Seller shall reimburse such tenant to the extent of any over-payment of such Charges actually received by Seller for Seller’s Reconciliation Period.  If it is determined that tenant has underpaid to Seller any portion of the Charges for Seller’s Reconciliation Period, Purchaser shall make good faith attempts to collect the amount of any under-payment of such Charges from such tenant (but in no event shall Purchaser be obligated to declare any Lease in default or bring suit against any tenant on account of the under-payment of such Charges), and shall, upon receipt, immediately deliver such amount to Seller.  The agreements of Seller and Purchaser set forth in this Section 6.3.1 shall survive the Closing.
6.4Taxes.  General real estate taxes and special assessments relating to the Property payable during the year in which Closing occurs shall be prorated as of the Closing Date.  If Closing shall occur before the actual taxes and special assessments payable during such year are known, the apportionment of taxes shall be upon the basis of taxes for the Property payable during the immediately preceding year, provided that, if the taxes and special assessments payable during the year in which Closing occurs are thereafter determined to be more or less than the taxes payable during the preceding year (after any appeal of the assessed valuation thereof is concluded), Seller and Purchaser shall promptly within thirty (30) days of receipt of the final tax bill for year of Closing (except in the case of an ongoing tax protest) shall adjust the proration of such taxes and special assessments, and Seller or Purchaser, as the case may be, shall pay to the other any amount required as a result of such adjustment and this covenant shall not merge with the deed delivered hereunder but shall survive the Closing. In the event the Property has been assessed for property tax purposes at such rates as could result in “roll back” taxes upon changes in land usage or ownership of the Property, Purchaser agrees to pay all such taxes and indemnity and save Seller harmless from and against any and all claims and liabilities for such taxes.
6.5In General.  Any other costs or charges of closing this transaction not specifically mentioned in this Agreement shall be paid and adjusted in accordance with local custom in the County in which the Land is located.  All prorations shall be made on a 365-day calendar year basis, based on the actual number of days in the applicable month.
6.6Purpose and Intent.  Except as expressly provided herein, the purpose and intent as to the provisions of prorations and apportionments set forth in this Section 6 and elsewhere in this Agreement is that Seller shall bear all expenses of ownership and operation of the Property and shall receive all income therefrom accruing through midnight at the end of the day preceding the Closing Date and Purchaser shall bear all such expenses and receive all such income accruing thereafter.

7.Damage, Destruction or Condemnation.
7.1Material Event.  If, prior to Closing, (i) the number of parking spaces on the Property are reduced by the lesser of (A) five percent (5%) or more, (B) the number of parking spaces required by any applicable zoning codes, restrictive covenants, or any Lease, or the buildings are damaged and the cost of repair exceeds an amount equal to 2% of the Purchase Price (as reasonably determined by Seller and its contractors in consultation with Purchaser) or (C) any vehicular or pedestrian access to the Property is rendered completely unusable, or is destroyed and the cost or repair exceeds an amount equal to 2% of the Purchase Price (as determined by Seller and its contractors in consultation with Purchaser), or is changed, impaired, or otherwise taken under power of eminent domain (a “Material Event”), Purchaser may elect to terminate this Agreement by giving written notice of its election to Seller within seven (7) days after receiving notice of such destruction or taking and Seller’s reasonable determination of the cost of repairs (if applicable).  If Purchaser does not give such written notice within such seven (7) day period, this transaction shall be consummated on the Closing Date and at the Purchase Price provided for in Section 2, and Seller will assign to Purchaser the physical damage proceeds of any insurance policy(ies) payable to Seller, or Seller’s portion of any condemnation award, in both cases, up to the amount of the Purchase Price, and, if an insured casualty, pay to Purchaser the amount of any deductible but not to exceed the amount of the loss.
7.2Immaterial Event.  If, prior to Closing, the Property is subject to a casualty or a condemnation event that is not a Material Event, Purchaser shall close this transaction on the date and at the Purchase Price agreed upon in Section 2, and Seller will assign to Purchaser the physical damage proceeds of any insurance policies payable to Seller, or Seller’s rights to any portion of any condemnation award, in both cases, up to the amount of the Purchase Price and, if an insured casualty, pay to Purchaser the amount of any deductible but not to exceed the amount of the loss.
7.3Termination and Return of Deposit.  If Purchaser elects to terminate this Agreement pursuant to this Section 7, and if Purchaser is not, on the date of such election, in default under the Agreement, Seller shall promptly direct the Title Company to return the Deposit to Purchaser, and neither party shall have any further liability hereunder except for the Surviving Obligations.
8.Notices.  Any notice required or permitted to be given hereunder shall be deemed to be given when (i) hand delivered or (ii) one (1) business day after pickup by overnight express service, or (iii) the date of transmission if by facsimile or email (only as provided below and if sent by email, then the email must be sent with a  read receipt requested and/or delivery confirmation and the description line must contain the following: [****]) in any such case addressed to the parties at their respective addresses referenced below:
[****]:	[****]
[****]:	[****]
[****]:	[****]

If to Purchaser:	CTO Realty Growth, Inc. 1140 N. Williamson Blvd., Suite 140 Daytona Beach, Florida 32114 Attention: Steven Greathouse Telephone: 386-944-5638 Email: sgreathouse@ctlc.com
[****]:	[****]
[****]:	[****]

or in each case to such other address as either party may from time to time designate by giving notice in writing to the other party.  Except for facsimile and email notices sent between 9:00 a.m. and 5:00 p.m. Dallas time on a business day, telephone and facsimile numbers and email addresses are for informational purposes only.  Effective notice will be deemed given only as provided above. Notices on behalf of the respective parties may be given by their attorneys and such notices shall have the same effect as if in fact given by the party on whose behalf it is given.

9.Closing and Escrow.
9.1Escrow Instructions.  Upon execution of this Agreement, the parties shall deliver an executed counterpart of this Agreement to the Title Company to serve as the instructions to the Title Company as the escrow holder for consummation of the transaction contemplated herein.  Seller and Purchaser agree to execute such additional and supplementary escrow instructions as may be appropriate to enable the Title Company to comply with the terms of this Agreement; provided, however that in the event of any conflict between the provisions of this Agreement and any supplementary escrow instructions, the terms of the Agreement shall prevail.
9.2Seller’s Deliveries.  Seller shall deliver either at the Closing or by making available at the Property, as appropriate, the following original documents, each executed and, if required, acknowledged:
9.2.1A Special Warranty Deed to the Property, in the form attached hereto as Exhibit 9.2.1.
9.2.2A Bill of Sale and Assignment and Assumption Agreement in the form attached hereto as Exhibit 9.2.2.
9.2.3(i) The Leases described in Section 1.1.6 which are still in effect as of Closing and any new leases entered into pursuant to Section 4.4; and (ii) a rent roll for the Property, prepared no more than ten (10) days prior to the Closing Date in the same format that Seller uses in the ordinary course of business. To the extent any security deposits are non-cash (e.g., letters of credit), Seller shall deliver into escrow an application for transfer of such letter of credit to Purchaser, executed by Seller, together with the original letter of credit.  Facilitating the actual transfer of such letter of credit after Closing, as well as the payment of any fees for such transfer, shall be the sole responsibility of Purchaser and Seller shall have no liability therefor.

9.2.4Copies of all Service Contracts being assumed by Purchaser at Closing, together with evidence reasonably satisfactory to Purchaser of Seller’s termination of (i) all Service Contracts which Purchaser has not elected to assume and is not obligated to assume and (ii) of all existing management and leasing agreements with respect to the Property.
9.2.5All books and records at the Property held by or for the account of Seller for the last two calendar years, including, without limitation, plans and specifications, as available.
9.2.6An affidavit pursuant to the Foreign Investment and Real Property Tax Act in the form attached hereto as Exhibit 9.2.6.
9.2.7A letter notifying tenants of the conveyance of the Property in the form attached hereto as Exhibit 9.2.7.
9.2.8An owner’s affidavit in form and substance acceptable to Seller and as reasonably required by the Title Company to facilitate the issuance of the Title Policy with no gap in coverage (but not additional matters required for any endorsements required by Purchaser).
9.3Purchaser’s Deliveries.  At the Closing, Purchaser shall (i) pay Seller the Purchase Price; and (ii) execute the agreements referred to in Sections 9.2.2 and 9.2.7.
9.4Possession.  Purchaser shall be entitled to possession of the Property upon conclusion of the Closing.
9.5Insurance.  Seller shall terminate its policies of insurance as of noon on the Closing Date, and Purchaser shall be responsible for obtaining its own insurance thereafter.
9.6Post-Closing Collections.  Purchaser shall use commercially reasonable efforts following Closing to collect and promptly remit to Seller rents or other amounts due Seller for the period prior to Closing.  Purchaser shall apply such rents or other amounts received, first for the account of Purchaser for amounts currently due to Purchaser; second, for rents due for the month in which the Closing Date occurs, which amount shall be apportioned between Purchaser and Seller as of the Closing Date, and third to Seller for any and all amounts due to Seller for periods prior to Closing; and the balance to be retained by Purchaser. Seller shall have no right to collect delinquent rents directly from any tenants after the Closing Date. In no event shall Purchaser’s exercise of its commercially reasonable efforts require Purchaser right to file suit against any tenant or to evict any tenant or terminate any tenant’s lease. This Section shall survive the Closing.
10. [****].
10.1[****]
10.2[****]Failure of Condition.  If, after the Approval Date but prior to Closing, Seller discloses to Purchaser or Purchaser discovers that title to the Property is subject to defects, limitations or encumbrances other than Permitted Encumbrances, then Purchaser shall promptly give Seller written notice of its objection thereto. In such event, Seller may elect to postpone the Closing for twenty (20) days and attempt to cure such objection, provided that Purchaser may not object to the state of title of the Property on the basis of matters set out in Section 3.4 above.  The parties acknowledge and agree that Seller shall have no obligation to cure any defects or encumbrances other than Mandatory Cures.  If Purchaser fails to waive any such objection within ten (10) days after notice from Seller that Seller will not cure the objection (other than a Mandatory Cure), this Agreement will terminate automatically and Seller shall promptly direct the Title Company to return the Deposit to Purchaser, provided that Purchaser shall not be in default hereunder, and neither party shall have any liability to the other except for the Surviving Obligations.  For the purposes of this Agreement, any title defect, limitation or encumbrance other than a Permitted Encumbrance shall be deemed cured if Title Company will agree to issue a Texas standard form of title insurance policy to Purchaser for the Purchase Price, which policy takes no exception for such defect, limitation or encumbrance and is issued for no additional premium or for an additional premium paid by Seller at Closing. Seller’s failure to cure a Mandatory Cure arising after the Approval Date but prior to Closing shall entitle Purchaser to the remedies set forth in the last sentence of Section 3.2 of this Agreement.  Except as otherwise set forth in Section 4.5.1, it shall not be a failure of a condition precedent, a breach of any representation or warranty, or a default by Seller if a non-Major Tenant is in default of its Lease or is not in occupancy of any portion of the Property or has declared its intent to abandon any portion of the Property, or has filed bankruptcy or has declared its intent to file bankruptcy.

11.Miscellaneous.
11.1Entire Agreement.  This Agreement, together with the Exhibits attached hereto, all of which are incorporated by reference, is the entire agreement between the parties with respect to the subject matter hereof, and no alteration, modification or interpretation hereof shall be binding unless in writing and signed by both parties.
11.2Severability; Construction.  If any provision of this Agreement or application to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances, other than those as to which it is so determined invalid or unenforceable, shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.  All dollar amounts stated in this Agreement are U.S. dollar amounts.  The normal rule of construction that any ambiguities be resolved against the drafting party shall not apply to the interpretation of this Agreement or any exhibits or amendments hereto.
11.3Applicable Law; Venue.  This AGREEMENT and any claim, controversy or dispute arising under or related to this agreement, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties will be governed by the laws of the State where the Property is located without regard to any conflicts of law principles.  THIS AGREEMENT IS PERFORMABLE IN AND EXCLUSIVE VENUE FOR ANY ACTION BROUGHT WITH RESPECT HERETO SHALL LIE IN THE STATE COURT FOR THE COUNTY IN WHICH THE LAND IS LOCATED, OR, IF APPLICABLE, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT IN WHICH THE LAND IS LOCATED, WITHOUT REGARD TO CONFLICTS IN LAW.

11.4Assignability.  Except for an assignment to an entity controlled by or under common control with Purchaser with five (5) days’ prior written notice to Seller, Purchaser may not assign this Agreement without first obtaining Seller’s written consent.  Any assignment in contravention of this provision shall be void.  No assignment shall release the Purchaser herein named from any obligation or liability under this Agreement.  Any assignee shall be deemed to have made any and all representations and warranties made by Purchaser hereunder, as if the assignee were the original signatory hereto.  If Purchaser requests Seller’s written consent to any assignment, Purchaser shall (1) notify Seller in writing of the proposed assignment; (2) provide Seller with the name and address of the proposed assignee; (3) provide Seller with financial information including financial statements of the proposed assignee; and (4) provide Seller with a copy of the proposed assignment.
11.5Successors Bound.  This Agreement shall be binding upon and inure to the benefit of Purchaser and Seller and their respective successors and permitted assigns.
11.6Breach.  Should either party be in breach of or default under or otherwise fail to comply with any of the terms of this Agreement, except as otherwise provided in this Agreement, the complying party shall have the option to cancel this Agreement upon ten (10) days written notice to the other party of the alleged breach, default or failure by such other party to cure such breach within such ten (10) day period.  The non-defaulting party shall promptly notify the defaulting party in writing of any such alleged breach, default or failure upon obtaining knowledge thereof.  The Closing Date shall be extended to the extent necessary to afford the defaulting party the full ten-day period within which to cure such breach, default or failure; provided, however, that the failure or refusal by a party to perform on the scheduled Closing Date (except in respect of a Pending Default by the other party) shall be deemed to be an immediate default without the necessity of notice; and provided further, that if the Closing Date shall have been once extended as a result of default by a party, such party shall be not be entitled to any further notice or cure rights with respect to that or any other default.  For purposes of this Section 11.6, a “Pending Default” shall be a default for which (i) written notice was given by the non-defaulting party, and (ii) the cure period extends beyond the scheduled Closing Date.
11.7No Public Disclosure.  Purchaser shall make no public disclosure of the terms of this transaction, either before or after Closing, without the prior written consent of Seller, except that Purchaser may discuss the transaction in confidence with proposed joint venturers or prospective mortgagees.  The provisions of this Section 11.7 shall survive Closing and any termination of this Agreement.
11.8Captions.  The captions in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope of this Agreement or the scope or content of any of its provisions.
11.9Attorneys’ Fees.  In the event of any litigation arising out of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees and costs.
11.10No Partnership.  Nothing contained in this Agreement shall be construed to create a partnership or joint venture between the parties or their successors in interest.

11.11Time of Essence.  Time is of the essence in this Agreement.
11.12Counterparts.  This Agreement may be executed and delivered in any number of counterparts, each of which so executed and delivered shall be deemed to be an original and all of which shall constitute one and the same instrument.
11.13Recordation.  Purchaser and Seller agree not to record this Agreement or any memorandum hereof.  The terms of this Section 11.13 shall survive any termination of this Agreement.
11.14Proper Execution.  The submission by Seller to Purchaser of this Agreement in unsigned form shall be deemed to be a submission solely for Purchaser’s consideration and not for acceptance and execution.  Such submission shall have no binding force and effect, shall not constitute an option, and shall not confer any rights upon Purchaser or impose any obligations upon Seller irrespective of any reliance thereon, change of position or partial performance.  The submission by Seller of this Agreement for execution by Purchaser and the actual execution and delivery thereof by Purchaser to Seller shall similarly have no binding force and effect on Seller unless and until Seller shall have executed this Agreement and the Deposit shall have been received by the Title Company and a counterpart thereof shall have been delivered to Purchaser.
11.15Tax Protest.  If, as a result of any tax protest or otherwise, any refund is paid or reduction of any real property or other tax or assessment is made available relating to the Property with respect to any period for which, under the terms of this Agreement, Seller is responsible, Seller shall be entitled to receive or retain such refund or the benefit of such reduction, less the equitable prorated costs of collection.  The terms of this Section 11.15 shall survive the Closing.
11.16[****]
11.17No Processing.  Without Seller’s prior written consent, until the Closing, Purchaser shall not make any application to any governmental agency for any permit, approval, license or other entitlement for the Property or the use or development thereof, or have any communications with any governmental agency or official relating to the condition (environmental or otherwise) of the Property.
11.18Calculation of Time Periods.  Unless otherwise specified, in computing any period of time described herein, the day of the act or event after which the designated period of time begins to run is not to be included and the last day of the period so computed is to be included at, unless such last day is a Saturday, Sunday or legal holiday for national banks in the location where the Property is located, in which event the period shall run until the end of the next day which is neither a Saturday, Sunday, or legal holiday.  The last day of any period of time described herein shall be deemed to end at 5:00 p.m. Dallas, Texas time.
11.19Section 1031 Exchange.  Either party may consummate the purchase or sale (as applicable) of the Property as part of a so-called like kind exchange (an “Exchange”) pursuant to § 1031 of the Code, provided that:  (a) the Closing shall not be delayed or affected by reason of the Exchange nor shall the consummation or accomplishment of an Exchange be a condition precedent or condition subsequent to the exchanging party’s obligations under this Agreement, (b) the exchanging party shall effect its Exchange through an assignment of this Agreement, or its rights under this Agreement, to a qualified intermediary, (c) neither party shall be required to take an assignment of the purchase agreement for the relinquished or replacement property or be required to acquire or hold title to any real property for purposes of consummating an Exchange desired by the other party; and (d) the exchanging party shall pay any additional costs that would not otherwise have been incurred by the non-exchanging party had the exchanging party not consummated the transaction through an Exchange (such payment obligation shall survive Closing or any termination of this Agreement).  Neither party shall by this Agreement or acquiescence to an Exchange desired by the other party have its rights under this Agreement affected or diminished in any manner or be responsible for compliance with or be deemed to have warranted to the exchanging party that its Exchange in fact complies with § 1031 of the Code.

11.20Limitation of Liability.  Purchaser hereby acknowledges and agrees that in no event shall any partner, member, manager, shareholder, or officer of Seller ever be liable to Purchaser as a result of a breach of this Agreement, and Purchaser agrees to look solely to Seller for satisfaction of any claim, loss or damage.  The provisions of this Section 11.20 shall survive Closing or any termination of this Agreement.
11.21Jury Waiver.  PURCHASER AND SELLER DO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THEIR RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, OR UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE DOCUMENTS DELIVERED BY PURCHASER AT CLOSING OR SELLER AT CLOSING, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ANY ACTIONS OF EITHER PARTY ARISING OUT OF OR RELATED IN ANY MANNER WITH THIS AGREEMENT OR THE PROPERTY (INCLUDING WITHOUT LIMITATION, ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND ANY CLAIMS OR DEFENSES ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE).  THIS WAIVER IS A MATERIAL INDUCEMENT FOR SELLER TO ENTER INTO AND ACCEPT THIS AGREEMENT AND THE DOCUMENTS DELIVERED BY PURCHASER AT CLOSING AND SHALL SURVIVE THE CLOSING OF TERMINATION OF THIS AGREEMENT.
11.22Prohibited Persons and Transactions.  Purchaser represents that neither Purchaser nor any of its affiliates, nor any of their respective partners, members, shareholders or other equity owners, and none of their respective employees, officers, directors, representatives or agents is, nor will they become, a person or entity with whom United States persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury (including those named on OFAC’s Specially Designated Nationals and Blocked Persons List) or under any statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action and is not and will not engage in any dealings or transactions or be otherwise associated with such persons or entities.  The foregoing representations shall survive Closing and any termination of this Agreement.
11.23Merger Provision.  Except as otherwise expressly provided herein, any and all rights of action of Purchaser for any breach by Seller of any representation, warranty or covenant contained in this Agreement shall merge with the Deed and other instruments executed at Closing, shall terminate at Closing and shall not survive Closing.

11.24Cessation of Marketing Activities. Commencing with the execution of this Agreement and continuing for so long as this Agreement is in effect, Seller agrees not to offer the Property for sale or exchange to any third party or enter into any contract for the sale or exchange of the Property other than this Agreement.
11.25Seller Indemnity. Seller hereby agrees to indemnify, defend and hold harmless Purchaser from and against any and all cost, liability, loss, damage or expense, including, without limitation, attorneys’ fees, originating or relating to the period on or after the Closing Date and arising out of that certain litigation set forth on Exhibit 5.1, Section 1.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Purchaser and Seller have executed this Agreement on the date set forth below, effective as of the Effective Date.

SELLER:	[****] [****] By: [****] Name: [****] Title: [****]

PURCHASER:	CTO Realty Growth, Inc, a Maryland corporation By: /s/ Steven R. Greathouse Name: Steven R. Greathouse Title: Senior Vice President and Chief Investment Officer

By execution hereof, the Title Company hereby covenants and agrees to be bound by the terms of this Agreement.

[****]

By: [****]

Name: [****]

Title: [****]